EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Nine Months Ended
	September 30,		Year Ended
	2004	2003	2003	2002	2001	2000	1999
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates and extraordinary item	$1,010,281	$1,598,708	$1,903,338	$1,191,261	$(1,259,390)	$688,384	$220,213
Dividends and other received from nonconsolidated affiliates	10,005	8,477	2,096	6,295	7,426	4,934	7,079

Total	1,020,286	1,607,185	1,905,434	1,197,556	(1,251,964)	693,318	227,292

Fixed Charges
Interest expense	266,815	294,455	388,000	432,786	560,077	413,425	192,321
Amortization of loan fees	*	*	*	12,077	14,648	12,401	1,970
Interest portion of rentals	285,649	244,891	338,965	293,831	270,653	150,317	24,511

Total fixed charges	552,464	539,346	726,965	738,694	845,378	576,143	218,802

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	552,464	539,346	726,965	738,694	845,378	576,143	218,802

Total earnings available for payment of fixed charges	$1,572,750	$2,146,531	$2,632,399	$1,936,250	$(406,586)	$1,269,461	$446,094

Ratio of earnings to fixed charges	2.85	3.98	3.62	2.62	* *	2.20	2.04

Rental fees and charges	816,140	699,689	968,470	839,516	773,293	429,476	306,393
Interest component	35%	35%	35%	35%	35%	35%	8%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.

**	For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.